SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of
December 2003
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:

EXHIBIT
LIST
Exhibit
Description
Sequential
Page Number

Tencent (BVI) Limited : Q & A
memorandum dated September 30,
2003
  Pay television subscriber
numbers dated September 30, 2003

TENCENT (BVI) LIMITED
Q & A MEMORANDUM
30
SEPTEMBER 2003

TENCENT (QQ)

1.

BUSINESS MODEL and STRATEGIC POSITIONING..........What is the Tencent business model? Can you describe what the business does?
What is the business strategy?

Tencent is a developer and operator of innovative real-time communication and online entertainment related technologies and services.

Its core business lines are as follows:
(i)

Real-time communication services, e.g. consumer to consumer, business to consumer and business to business across multiple network platforms and devices.

(ii) Other value-added services, e.g. Mobile QQ, VOIP, and video conferencing.
(iii) Entertainment related services, e.g. communities, avatars, dating online games, etc.

A key competitive value differentiator is Tencent's proven ability to enter into comprehensive mutually beneficial partnership arrangements with (a) mobile phone and fixed line network operators, (b) mobile and fixed device manufacturers, and (c) end consumer and enterprise customers.

Tencent's strategy for the future is a continued focus on the development of compelling and indispensable applications, platforms and valued-added services for its partners and customers in China.

2.
SHAREHOLDER COMPOSITION...How much do you own and who are the other Shareholders?
•

MIH currently owns 50% of Tencent and the balance is held by the original founders of the company.

•

We originally acquired a 46.5% stake for US$34m but this year the company bought back certain minority shares which had the effect of increasing our stake by 3.5% to 50%.

3.
MANAGEMENT AND STAFF...Give us some colour on management's experience and track record. Who are they? How committed are they to the business?

•     Tencent is largely managed by the original founders. The executive management team comprises the following:

Pony Ma - Chairman and Chief Executive Officer
Tony Zhang - Chief Technical Officer
Jason Zeng - Chief Operating Officer
Daniel Xu - Chief Information Officer
Charles Chen - Chief Administration and Legal Officer
Patrick Tsang - Chief Financial Officer
David Wallerstein - Vice President, International Business
 •

The company was started in 1998 and since then management / the   founders have demonstrated an impressive operational track record of  building a profitable business quickly and efficiently.

 •

Tencent currently employs 550 staff of which some 50% are software  developers / engineers, located in offices in Shenzhen, Beijing and  Shanghai.

4.

CURRENT SERVICES AND PRODUCTS....What services are provided by Tencent? Please explain each service in simple terms?

Essentially five main categories of services broken down into various products. These are:
•     Real-time communication services (see 4.1)
o basic IM (see 4.1.1)
o mobile IM (see 4.1.2)
o QQ membership/Premium IM (see 4.1.3)
o RTX (see 4.1.4)
•     On-line Entertainment services (see 4.2)
o MMOG (see 4.2.1)
o QQ Game portal (see 4.2.2)
o QQ Show (see 4.2.3)
o Dating services (see 4.2.4)
•     QQ Merchandising (see 4.3)
•     QQ Portal services (see 4.4)
The main services currently offered are considered in the paragraphs below.
4.1
Real-time communication services

Real-time communications is a core focus for Tencent. Its most successful product is "QQ", China's most popular consumer focused instant messaging ("IM") service - due in part to its powerful functionality, ease of use, strong brand recognition and focus on the unique demands of the China market.

Instant messaging systems derive their power from allowing users to be in real-time contact via a peer to peer or server-based connection over the internet and other networks, regardless of their PC-device's IP address, their mobile phone number, fixed phone number or pager number.

The QQ product offers a rich and differentiated internet-based environment where users can select different ways to communicate in real time, build relationships, receive information and browse the internet using user-friendly software clients.

The current range of real-time communication services offered by Tencent includes the following:

4.1.1 Basic instant messaging services:
- Peer-to-peer or server assisted real-time messaging.
- Presence services (an ability to know who is on line in real time).
- QQ Chat Room client
- Tencent Explorer (a unique and proprietary browser environment)
- Audio and Video conferencing
- File transfers
- PC to Phone IP Telephony

The QQ IM system helps users stay in contact anytime, anywhere, via a unique identification number ("UIN") within a vibrant user community where a broad array of services is offered.

Prior to establishing communication with another QQ user, authorisation is required, making QQ a safe environment for meeting new people.

4.1.2 Mobile instant messaging services:
-
PC to Mobile and Mobile to PC IM services (popularly known as "Mobile QQ").
-

Mobile QQ is China's most popular wireless data service. It is a service that seamlessly allows the PC- based QQ IM service to be available on mobile networks and handsets, allowing customers to stay in touch with PC or mobile-based QQ contacts from their mobile phone.

-

Mobile QQ is available on all of the China Mobile and China Unicom networks nationwide and is also available in Taiwan, and Thailand. Discussions are ongoing regarding the expansion of Mobile QQ via mobile networks both within China and internationally.

- The Mobile QQ service currently includes the following functionality:
•
Ability to send instant messages between cell phones and PCs.
•

Ability to receive messages sent to PC-based QQ clients from cell phones.

•

Ability to check the presence status of other QQ contacts to verify if they are online and available for instant communication.

•

Ability to get profile information on other QQ subscribers and potential contacts delivered to your cell phone.

海尔天智星
MOTO C300
MOTO E360
SIEMENS 2123
基于短信平台
基于短信平台
基于短信平台
基于KJava平台

The majority of Mobile QQ users are now SMS-based, paying a monthly subscription fee of 5RMB per month to use the service. However, Mobile QQ is also one the top services in China now being offered over GPRS networks (WAP, K-Java, Pocket PC and Smartphone) and CDMA1X.

The Mobile QQ client, whilst available for download from China Mobile's WAP download portal and Tencent's WAP website, is commonly pre-loaded on the mobile phones of the leading mobile manufacturers in China (including Motorola, Nokia, Siemens, etc.). Tencent has been working with handset manufacturers to place Mobile QQ clients on handset, and with China Mobile and China Unicom to have Mobile QQ loaded on to SIM cards, for roughly 3 years. The Mobile QQ client itself is becoming an increasingly popular and ubiquitous feature on handsets sold in China.

Tencent is working closely with China Mobile and China Unicom to develop wireless value added services that will drive traffic on their data platforms. Mobile QQ has been a very significant driver of traffic on these platforms since their inception.

-
Mobile to Mobile IM services (Mobile Chat )
-
Mobile data services, including MMS, ringtones, picture downloads, content and news updates.

An example of pictures available for download.
4.1.3 QQ Membership/Premium IM services

Tencent began developing a fee-based premium "membership" service for its most dedicated users in 2000. The service has grown steadily with users paying 10RMB a month for a variety of premium services within QQ.

Some of the premium services offered to QQ members include:

- Ability to choose their own QQ UIN
- Special access to members' only QQ servers
-

Extra benefits when using the growing variety of QQ value added services (e.g., free QQ coins to use QQ Show).

Tencent also found that many users wanted a more robust QQ service offering, but wanted a service package that was less expensive than the main "membership" service. For this user base, Tencent developed "QQ Xing," which gives users a number of additional functionalities not provided to the mass QQ Xing subscriptions cost 2RMB per month.

4.1.4 Enterprise Services (RTX)

Leveraging the company's unique strengths in developing and operating large scale IM systems, Tencent has created an Enterprise Services business unit specifically tasked with providing IM-based real time communication solutions to China's enterprises.

As China's economy grows at a rapid rate, with enterprises demanding locally created solutions for driving up productivity and reducing operating costs, RTX has great promise in China. Tencent's RTX Enterprise IM server has thousands of installations across China at leading enterprises, government offices, educational and other institutions.

Launched recently, Tencent will be selling RTX throughout China through its distributor network at highly cost competitive rates in comparison to other software developers. RTX offers numerous unique advantages, including integration with the public QQ network, interoperability with other RTX servers and Tencent's wireless service platforms for enterprise mobile services.

4.2
Online Entertainment Services:
4.2.1 Massive Multiple Online Gaming ("MMOG")

MMOGs have become a significant phenomenon in both the China and South Korean markets. MMOGs are particularly well suited to the China market due to the fact that community is at the core of the system (community being a very important feature for internet services in China) and that MMOGs are server-based, making piracy a much lower risk.

Tencent has begun operation of a MMOG licensed from Imazic of Korea called "Sephiroth." This game is currently being operated in open-beta mode, and is one of China's first 3D MMOGs. Tencent is now selecting additional top MMOGs to be operated in China. The QQ platform is an excellent marketing platform for Tencent operated MMOGs. Tencent's expertise at operating China's largest scale client-server networks is helping to ensure that its games gain a reputation for stability and excellent customer service.

4.2.2 QQ Game Portal

Tencent has begun operating its own QQ game portal. This game portal features a special gaming client that is bundled with the QQ client, and allows users to play casual games together in a fun and highly interactive gaming environment. Users are able to compete for prizes and wager bets using QQ coins (credits that must be purchased from Tencent; 1 QQ coin = 1 RMB) to heighten the stakes in game play.

An increasing number of client-based and web-based games will be offered in the QQ game portal, with Tencent targeting the number one position in the China casual online gaming market before the end of 2003.

4.2.3 QQ Show ("Avatars")

QQ avatars have long been an important part of the QQ IM experience. From the early days of the service, QQ users were always recognised in the system by an avatar. Building on that concept, Tencent has built "QQ Show," an avatar based service that allows users to dress themselves with virtual items and create "virtual online identities" in Tencent's online shopping malls.

The QQ Show service has proven to be very popular with the QQ user base, with well over 15 million users having purchased and used QQ Show items. Tencent is planning to increasingly add more features to the service, further encouraging QQ users to purchase virtual items. Virtual items are usually priced at between 0.5RMB and 3RMB in the QQ Show system.

QQ avatars can be seen throughout the QQ service, including in the chat rooms, in the QQ client, on various web pages and in the Game Portal. A user's QQ Avatar therefore becomes their virtual identity within the QQ community, something that is very important to our QQ users as many relationships are made and maintained in China via QQ.

4.2.4 Dating Services

As QQ has become one of the most popular meeting places in China, QQ IM and dating have long been a natural fit. Tencent launched the QQ Dating service in 2002 as a way to provide more functionality and tools for QQ users trying to look for that special someone via the service.

The basic premise of the QQ Dating service is that any user is free to search the detailed registered user profiles in the system (now exceeding 5 million). However, only paying users are allowed the ability to contact other QQ Dating registered users. The tools offered to facilitate user contact are powerful, including the QQ client and SMS. Subscribers to the QQ Dating service pay 10RMB a month. Tencent regularly upgrades the functionality of the dating service to ensure that it is the best service in its class in China.

A screenshot taken from the QQ Dating site.

4.3

QQ Merchandising

In cooperation with our merchandising partner, our "Q-Gen" store franchise has ensured that the QQ penguin and affiliated brands have become prominent icons throughout the major shopping centres in China. Tencent has numerous QQ branded products for China's young-at-heart. These officially sanctioned products are sold exclusively through approximately 150 "Q-Gen" franchised stores. This physical network of Q-Gen stores helps drive the "offline" relevance of QQ in the daily lives of our user base.

Picture taken at a Q-Gen store opening in Guangzhou.

4.4

QQ Portal Services

Tencent operates a popular portal (www.tencent.com) to support the above services. The Tencent portal is one of the most visited portals in China, with millions of visitors to its home page each day. Tencent is also building out its www.qq.com content portal which will
be focusing on entertainment content for the QQ user base.
Full details of the services described above can be obtained by visiting the Tencent website.
A screen shot of the Tencent website using the proprietary Tencent browser.
5.

PERFORMANCE...What metrics, besides financials, should we be focusing on to judge performance? What are the most important metrics you judge your own performance by?

- Growth in Registered Subscriptions
- Peak simultaneous sessions
-
Average active users measured over a 30 day period

6. PLATFORM
METRICS...
What other metrics, besides financials, are commonly spoken about in this business? What are your latest statistics?
At 30 September 2003 the stats were:
  Unique active UINs (over a 30 day period)*
66 million
  Average numbers of messages sent per day
760 million
  Registered Subscriptions
Over 22 million
  Peak simultaneous users
3.9 million
* Active users are defined as unique users that sign-in at least twice during the preceding 30-day period.
What is a Registered Subscription?

Registered Subscription means: - the number of monthly subscriptions to all the different paying services which Tencent users have subscribed. These include the QQ mobile, Premium and Basic QQ IM and Dating.

7. SERVICES
Why is QQ service different from SMS?
QQ instant messaging has three key distinct advantages over normal text SMS messages. These are:
  Presence detection its always on, you communicate in real-time
  PC/Mobile agnostic and user friendly SMS is usually mobile-2-mobile.
  Mass deployment and a closed system (i.e. peer pressure to remain in the community)

Additional advantages include:
  File transfers easy
  Link to corporate email easier

Why is it so compelling?

Communication is the key function performed on the internet. In China mobile growth has been extraordinary, satisfying the need for people to communicate and be mobile. China can more easily adopt cutting edge technology no legacy. All these factors become a natural incubator for real-time communications to take place QQ instant messaging was at the right place at the right time and fulfilled this need.

What would the average user do with the service?
  Use it to communicate in real-time.
  Join the various other services like dating and playing on line games?
Is QQ not just a passing fad?

While QQ is still a young company we believe that the drivers underpinning the attraction of real-time communications are long term these are mobile penetration, communication between people in real time, massive community attraction. QQ instant messaging should not be seen as a product but rather a platform to facilitate real time communication broadening to other services like on-line games etc. In this sense we see no indication of these trends abating in the short to medium term.

GROWTH TRENDS....How fast is Tencent growing? Is the growth sustainable?
Tencent has recently begun to measure Registered Subscriptions, which now amount to more than 22 million.

As we have mentioned many times in the past this is a nascent business with all the concomitant risks of a start-up. For this reason and also because it is our company policy not to speculate or make forward looking statements we do not wish to comment on the future trend by simply extrapolating the past.

March 2003	June 2003	September 2003	3 month movement
Africa				
SA - analogue	365,825	350,171	330,414	(19 757)
SA - digital	678,966	693,717	719,838	26 121
Total South Africa	**1,044,791**	**1,043,888**	**1,050,252**	**6 364**
Sub-Saharan - analogue	15,409	12,657	12,359	(298)
Sub-Saharan - digital	244,994	242,395	256,511	14 116
Total sub-Saharan Africa	**260,403**	**255,052**	**268,870**	**13 818**
Total Africa	**1,305,194**	**1,298,940**	**1,319,122**	**20 182**
Greece - analogue	115,985	101,007	117,441	16 434
Greece - digital	139,748	136,304	156,779	20 475
Cyprus	54,436	48,444	57,993	9 549
Total Med	**310,169**	**285,755**	**332,213**	**46 458**
Thailand - analogue	145,687	140,433	138,941	(1 492)
Thailand - digital	291,902	280,210	286,814	6 604
Total Thailand	**437,589**	**420,643**	**425,755**	**5 112**
TOTAL	**2,052,952**	**2,005,338**	**2,077,090**	**71 752**
Analogue	697,342	652,712	657,148	4 436
Digital	1,355,610	1,352,626	1,419,942	67 316

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date:
December 09, 2003 by
By: /s/ Stephan J. Z. Pacak

Name: Stephan J. Z. Pacak
Title: Director